JOHN HANCOCK TRUST
601 Congress Street
Boston, MA 02210-2805
July 2, 2010
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed May 13, 2010) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
This letter responds to the comments of the staff of the Securities and Exchange Commission (“Commission”), which were conveyed to Bruce Dunne of Dykema Gossett PLLC by telephone on June 25, 2010 with respect to post-effective amendment No. 92 to the registration statement on Form N-1A (the “Amendment”) of John Hancock Trust (“JHT” or the “Registrant”), which was filed with the Commission via EDGAR on May 13, 2010. Capitalized terms used herein have the meanings given them in the Amendment.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Securities Act of 1933, as amended.
Prospectus:
Comment 1: The prospectus cover page refers to JHT as having 107 separate funds. Why does the cover page of the prospectus included in JHT’s February 22, 2010 post-effective amendment filing refer to JHT as having 115 separate funds?
          Response: Several JHT funds have merged or liquidated since the February 2010 filing.

Comment 2. Under “Principal Investment Strategies” in the summary for the Currency Strategies Trust, the last sentence of the fourth paragraph (p. 2, beginning “The investment process is systematic . . .”) is awkward. Please revise the sentence.
          Response:
The sentence will be revised to be less awkward.
Comment 3. With reference to “Liquidity risk” as a principal risk for the International Growth Stock Trust (p. 7), and both “Liquidity risk” and “Mortgage-backed and asset-backed securities risk” for the Ultra Short Term Bond Trust (p. 11), the prospectus should contain a fuller description of these risks consistent with Item 9(c) of Form N-1A.
          Response:
This change will be made.
Comment 4. The tax discussion in the prospectus (p. 13), as part of the summary section (Form N-1A, Item 7), is too detailed and should be shortened.
          Response:
The disclosure under “Taxes” will be shortened.
Comment 5. Under “Additional Information About the Funds’ Principal Risks (pp. 14-21), please indicate which risks apply to which of the funds in the prospectus.
          Response:
In the Registrant’s view, and noting that the disclosure with respect to the three funds covered by the prospectus included in the Amendment will be integrated into the JHT’s prospectus covering more than 100 funds, the requested change would result in extensive and duplicative additional disclosure without substantively improving the current disclosure. The summary in the prospectus for each fund includes summary descriptions of the principal risks applicable to the fund; the table of contents to the prospectus directs an investor seeking additional information about such risks to “Additional Information about the Funds’ Principal Risks”; and the introductory paragraph to that section makes clear that the particular risks summarized in the fund summary are more fully described — in alphabetical order — in the section.

Comment 6. The description of “Active management risk” under “Additional Information About the Funds’ Principal Risks” (p. 14) refers to both “a fund” and “the fund.” Please clarify to which fund(s) this risk applies.
          Response: The description of “Active management risk” will be revised in a manner consistent with the response to Comment 5 above.
Comment 7. On the back cover page, the stated zip code for the SEC’s Public Reference Room is incorrect. The correct zip code is 20549-1520.
          Response: The zip code on the back cover will be corrected.
Statement of Additional Information:
Comment 8. The last paragraph under the sub-caption “Amendments to the Agreements” (top of p. 43) contains a cross-reference to a prospectus section entitled “Subadvisory Arrangements and Management Biographies.” A discussion under the latter caption does not appear to be included in the prospectus — please revise this cross-reference as appropriate.
          Response: This cross-reference will be changed to “Management — Investment Management” in the prospectus.
Comment 9. Under “Proxy Voting Policies” (p.43), the reference to Appendix IV should be to Appendix III.
          Response: This change will be made.
Comment 10. Under “Policy Regarding Disclosure of Portfolio Holdings” (p. 48), the reference to Appendix V should be to Appendix IV.
          Response: This change will be made.
Per the SEC staff’s request, the Registrant acknowledges the following:
•	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•	staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and

•	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at 617-663-2166 or Kit Sechler at 617 663-2197 if you have any questions.

Very truly yours,
/s/ Betsy Anne Seel
Betsy Anne Seel,
Senior Counsel and Assistant Secretary